Filed by: Impax Laboratories, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Impax Laboratories, Inc.
Commission File No.: 001-34263

This filing relates to the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. and K2 Merger Sub Corporation, as amended by Amendment No. 1, dated November 21, 2017 and Amendment No. 2 dated December 16, 2017.

The following is a copy of an internal communication that was emailed to Impax employees on January 25, 2018.

Robert Stewart Joins Amneal as President; Announcing Proposed Senior Leadership Team and Corporate Headquarters Location for Combined Company
We are pleased to announce that Robert Stewart has formally joined Amneal in the role of President. Today, he begins leading the integration planning activities focused on aligning the Amneal business in preparation for the anticipated close of the Amneal + Impax transaction in the first half of this year. At close, Rob will transition to President & CEO of the new Amneal, where he will lead a team of seasoned Amneal and Impax executives in driving the next phase of the combined company’s dynamic growth.
Proposed Senior Leadership Team
We are also pleased to announce the proposed team of senior leaders who will report directly to Rob at close. The post-close leadership structure below is the result of considerable discussions with members of the senior management teams of both Amneal and Impax, and the individual leaders themselves. It demonstrates our commitment to evolving the new Amneal into a highly successful public company, harnessing the strengths of both organizations as well as outside talent; and fueling our continued growth as a leader in pharmaceuticals.
We are making this announcement today to provide colleagues of both organizations with more clarity into how we intend to operate beginning on Day 1. We will continue to define and announce subsequent levels of management as quickly as possible. We encourage all colleagues at Amneal and Impax to refrain from speculating about what this leadership structure may mean for departments, functions and individuals. Over the coming weeks, the senior leaders will thoughtfully build out their organizations with colleagues from both companies.
It is also critical to remember that the proposed combined management structure will not take effect until close. Current Amneal and Impax leadership, supported by all team members, must continue to focus on operating as independent companies prior to close.
Below is the proposed top line management team for the combined company at close, as well as additional detail on leadership within key functions:

Paul Bisaro
Executive Chairman
Rob Stewart
CEO
Jill Plum
Exec Assistant to CEO
Bryan Reasons
SVP, Chief Financial Officer
Nikita Shah
SVP, Chief Human Resources Officer
Sheldon Hirt
SVP, General Counsel
Shankar Hariharan
EVP, Chief Scientific Officer
Joe Greer
SVP, Global Quality
Deb Penza
SVP, Chief Compliance Officer
Sanjay Jain
EVP, India Technical Operations
Kanwal Pandita
Managing Partner - RAKS
Andy Boyer
EVP, Commercial Operations - Generics
Open
SVP, Technical Operations
Scott Hunter
VP, Sales & Marketing - Specialty
Suneel Gupta
SVP, Chief Scientific Officer - Specialty
Joe Todisco
Interim SVP, Corp Development & Strategy

Executive Chairman
As previously announced, Paul Bisaro, Impax President and CEO, will serve as Executive Chairman. In this role, Paul will work closely with Rob to ensure the organization is achieving its performance objectives and charting a strategic course for continued growth and success.
Generics
To ensure we maximize the value of our deepened generics portfolio and continue our climb as a leader in generic pharmaceuticals, we are pleased to announce that Andy Boyer, formerly President and CEO, Teva North America Generics, will join Amneal as EVP, Commercial Operations – Generics. He will also oversee the commercial operations of Amneal’s biosciences division as well as the distribution and sales operations capabilities in Glasgow, Kentucky. Andy is a well-recognized and respected leader in our industry, bringing more than 20 years of experience architecting commercial strategies designed to capitalize on changing customer needs and market opportunities.
Specialty
The strengthened Generics business will be diversified by Impax’s Specialty Pharma business focused on delivering differentiated medicines across core therapeutic categories, including central nervous system disorders, anti-parasitic infections and other select specialty therapeutic areas. Scott Hunter, Impax VP, Sales & Marketing, will continue to lead the Specialty team as VP, Sales & Marketing.

Tech Ops
Our Generics and Specialty business will be supported by a high-quality global technical operations network with capability across all dosage forms, including complex oral solids, injectables, ophthalmics, liquids, topicals and transdermals. We will organize this highly capable network into three key segments: Americas and Ireland; India tech ops and Active Pharmaceutical Ingredients (API).
Sanjay Jain, Amneal EVP, India Operations will continue to lead the Rajoda, Matoda and Hydrabad operations. Amneal’s API capability, known as RAKS, is also located in India. Kanwal Pandita, Amneal Managing Partner – RAKS, will continue to serve in this role, leading the API operations.
The Americas and Ireland network will include operations in Hayward, California; Piscataway, Branchburg and East Hanover, New Jersey; Hauppauge and Brookhaven, New York; and operations in Cashel, Ireland. We are working to identify the candidate to lead this expansive network and will communicate more details in the coming weeks.
Generics and Specialty R&D
We will enhance our focus on delivering even more specialty and complex, high-value generic products for U.S. and select global markets through an expected annual R&D investment of approximately 10% of combined revenues. To advance this commitment Shankar Hariharan, Amneal EVP, Chief Scientific Officer, will lead Generics R&D; and Suneel Gupta, Impax Chief Scientific Officer – Specialty, will lead Specialty R&D.
Quality
Quality will continue to be a hallmark of all we do throughout our business – from the floors of Tech Ops through R&D, distribution, sales and marketing; and business functions. Joe Greer, Amneal SVP, Global Quality, will continue to lead our company-wide commitment to quality in the new Amneal.
Corporate Functions
To support the combined company, we are also announcing the leadership of global functions, all of whom report to Rob following the close:

•	Bryan Reasons, Impax SVP, Chief Financial Officer will serve as Chief Financial Officer

•	Nikita Shah, Amneal SVP, Chief Human Resources Officer, will continue in this role

•	Deb Penza, Impax SVP, Chief Compliance Officer, will serve as SVP, Chief Compliance Officer

•	Sheldon Hirt, Amneal SVP, General Counsel will continue in this role

•
Joe Todisco, Amneal SVP, Corporate Development & Strategy, has agreed to serve as Interim SVP, Corporate Development & Strategy while we work to identify an outside candidate to fill the SVP, Corporate Development & Strategy role. As part of Joe’s interim role, he will also have responsibility for the European Commercial Team.

Additionally, from now through closing, the legacy Amneal and Impax senior leaders not named in this announcement will continue to support the business in preparing for and working through

Day 1. Following close, some will transition to new roles still being defined while others will leave the new company. More details will be shared in the coming weeks.
Corporate Headquarters in Bridgewater, New Jersey
We are also announcing the decision to locate the Amneal Corporate Headquarters within the current Amneal offices at 400 Crossing Blvd in Bridgewater. To accommodate the larger combined Amneal and Impax leadership and administrative teams, we have acquired additional space within the current building. More details about the functions to be housed in this location will be communicated in the coming weeks.
Business as Usual
The Amneal + Impax transaction continues to progress and we continue to anticipate that the transaction will close in the first half of 2018.
In the meantime, we continue to operate as a separate companies and competitors. We ask for the continued support of all colleagues in driving our standalone business goals as well as our pre-close integration planning efforts.
We will continue to keep you updated as we reach key milestones and make additional decisions about organizational structures.
Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. (“Holdco”), and K2 Merger Sub Corporation, as amended by Amendment No. 1 dated November 21, 2017 and Amendment No. 2 dated December 16, 2017. In connection with the proposed transaction, Holdco filed a registration statement on Form S-4, containing a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”) on November 21, 2017, Amendment No. 1 to the registration statement filed on December 29, 2017 and Amendment No. 2 to the registration statement filed on January 23, 2018. A definitive proxy statement/prospectus will be delivered as required by applicable law after the registration statement on Form S-4 is declared effective by the SEC. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Impax or Holdco may file with the SEC or send to stockholders in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS OF IMPAX ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain copies of the registration statement, including the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Impax or Holdco will be available free of charge on Impax’s internet website at http://www.impaxlabs.com or by contacting Mark Donohue, Investor Relations and Corporate Communications at (215) 558-4526.
Participants in Solicitation
Impax, Amneal, Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Impax’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of Impax is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 5, 2017, and in its Annual Report on Form 10-K for the year ended December 31, 2016. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph. This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-Looking Statements
This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, target, potential, forecast, and the negative thereof and similar expressions. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. Impax cautions readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to effecting the transaction may not be satisfied; (iii) the ability of Impax and Amneal to integrate their businesses successfully and to achieve anticipated synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against Impax, Amneal or their respective directors, (vi) possible disruptions from the proposed transaction that could harm Impax’s and/or Amneal’s business, including current plans and operations, (vii) the ability of Impax or Amneal to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the transaction, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination that could affect Impax’s or Amneal’s financial performance, (x) certain restrictions during the pendency of the transaction that may impact Impax’s or Amneal’s ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments; (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xiv) such other factors as are set forth in Impax’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Impax’s Form 10-K for the fiscal year ended December 31, 2016, in the Form S-4 filed by Holdco and in Impax’s other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. While the list of factors presented here is, and the list of factors to be presented in the proxy statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Impax’s or Amneal’s consolidated financial condition, results of operations, credit rating or liquidity. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Impax has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Impax on the date hereof, and unless legally required, Impax disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.